Filed by Consolidated Edison, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                 Subject Company: Consolidated Edison, Inc. (DE)
                                                   Commission File No. 333-31390

The following information will be mailed to all shareholder of Northeast Utilities on March 23, 2000

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NU LOGO March 23, 2000 107 Selden Street,  Berlin, CT 06037 Northeast  Utilities
Service  Company P.O. Box 270 Hartford,  CT 06141-0270  (860) 665-5445 Fax (860)
665-3581 Internet: morrimg@nu.com Michael G. Morris Chairman, President and Chief Executive Officer Dear Shareholder: As you know, on October 13, 1999, NU and Consolidated Edison, Inc. of New York (Con Edison) announced a merger that valued NU at more than three times the level at which our shares traded three years ago. I wanted to share with you my thoughts on this event. As a shareholder, I'm sure you're asking yourself questions such as: "Is this a good deal?" "Is this merger the right thing to do?" A wise person once said that "context is everything," so let's put this in context. First, the original deal was designed to provide a per share value to NU shareholders of approximately $25, assuming a Con Edison share price of at least $36 at closing. Today, the price of Con Edison shares is lower, and at its current share price, NU shareholders would receive a somewhat smaller return at closing. However, NU's current share price already reflects the announced merger, and we believe that absent the merger, our share price would be quite a bit lower than it is today. Therefore, we believe the value of your investment in NU is worth more today because of our pending merger with Con Edison, and we remain convinced that the merger is in the best interests of NU shareholders, customers and employees. The companies have estimated that the combined company will have revenues on a pro forma basis of approximately $11.9 billion and total assets of $27.3 billion, as of December 31, 1999. This footing provides the financial resources that we anticipate will be needed to grow and prosper in the future. This should help increase the efficiency of our operations, enhance our ability to deploy advanced technologies, further strengthen our infrastructure and customer service, and increase shareholder value through growth in earnings. In short, we believe this combination presents greater prospects for a bright future. All the details about our forthcoming merger are contained in the Joint Proxy Statement recently mailed to you. Please read it carefully and be sure to call our Shareholder Services Department toll free at 1-800-794-1104 if you have any questions. - more - On April 14, we'll be holding a special NU shareholder meeting at the Hartford Civic Center to vote on two proposals: 1. Approval of amendments to the Northeast Declaration of Trust to authorize NU to merge, and
2. Approval of the merger with Con Edison. Your vote on these proposals is very important, so please complete, sign, date and return each proxy card you receive right away. In order to be tabulated, your vote must be received by the date stated on your proxy card(s). If you miss the deadline, your vote will not count. As shareholders, we have come to that proverbial "fork in the road." Market forces tell us that we need to be bigger to survive and flourish. I urge you to vote "YES" for the Con Edison/NU merger and launch a new era of expanded options and opportunities for what I believe will be a solid investment for shareholders in one of the leading energy companies in the entire nation. Sincerely, Michael G. Morris Chairman, President and Chief Executive Officer
Enclosures:   Proxy  voting  card  &  return   envelope  This  letter   contains
forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. The forward-looking statements are subject to various risks and uncertainties. Discussion of factors that could cause actual results to differ materially from management's projections, forecasts, estimates and expectations may include factors that are beyond the company's ability to control or estimate precisely, such as estimates of future market conditions, the ability to realize cost savings and the terms associated with obtaining regulatory approvals. Other factors include, but are not limited to, weather conditions, economic conditions in the company's service territory, fluctuations in energy-related commodity prices, marketing efforts and other uncertainties. Other risk factors are detailed from time to time in the two companies' SEC
reports.   Con  Edison  and  Northeast   Utilities  have  filed  a  joint  proxy
statement/prospectus and other documents concerning the merger with the United States Securities and Exchange Commission (SEC) and have mailed the joint proxy statement/prospectus to their shareholders. THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION AND WE URGE YOU TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC. You can obtain the documents free of charge at the SEC's Web site, www.sec.gov. In addition, the documents are available free of charge by requesting them from the companies in writing: Consolidated Edison, Inc. Northeast Utilities c/o The Bank of New York P.O. Box 5006 Investor Relations Department Hartford, CT 06102- 5006 P.O. Box 11258, Church Street Station Attn: Shareholder Services New York, NY 10286-1258 or by telephone: (800)522-5522 (800)999-7269 or (860)665-4801